

RMS

18000981

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC ~~IN PROGRESS...~~
Received

FEB 27 2018

WASH. D.C.

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SEC FILE NUMBER
8-31249

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornburg Securities Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2300 N Ridgetop Rd

(No. and Street)

Santa Fe	NM	87506
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

(Name – if individual, state last, first, middle name)

PO Box 3939	Albuquerque	NM	87190
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Nimish S. Bhatt _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornburg Securities Corporation _____, as of December 31 _____, 20 17 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Financial/Operations Principal
_____
Title

_____
Notary Public

OFFICIAL SEAL
FRANK A ESPINOSA
Notary Public
State of New Mexico
My Comm. Expires __/__/201_

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Financial Statements and Schedules

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

and

Report of Independent Registered Public Accounting Firm required by PCAOB Release No. 2011-004 on Exemption Report Required by SEC Release No. 34-70073 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3



KPMG LLP
Two Park Square, Suite 700
6565 Americas Parkway, N.E.
Albuquerque, NM 87110-8179

Report of Independent Registered Public Accounting Firm

The Board of Directors
Thornburg Securities Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Thornburg Securities Corporation (the Company) as of December 31, 2017, the related statements of operations, stockholders' equity, cash flows, and changes in subordinated borrowings for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Thornburg Securities Corporation as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III, is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 1993.

Albuquerque, New Mexico
February 26, 2018

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$	5,300,567
Investment in Thornburg New Mexico Intermediate Municipal Fund (cost of $1,484,433)		1,464,489
Receivables:		
Distribution commissions and 12b-1 fees		392,331
Related party		72,394
Other		2,214
Deferred sales commissions		1,381,402
Prepaid expenses		284,230
Other assets		3,300
Property and equipment (net of accumulated depreciation of $135,429 in 2017)		6,830
	$	8,907,757

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$	5,526,140
Subordinated borrowings		1,750,000
		7,276,140
Stockholders' equity:		
Class A common stock of $1 par value. Authorized, 10,000 shares; issued and outstanding, 2,500 shares		2,500
Class B common stock of $1 par value, nonvoting. Authorized, 10,000 shares; issued and outstanding, 1,500 shares		1,500
Additional paid-in capital		1,152,153
Retained earnings		475,464
Total stockholders' equity		1,631,617
	$	8,907,757

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Statement of Operations

Year ended December 31, 2017

Revenues:		
Distribution commissions	$	564,806
Distribution 12b-1 fees		2,983,676
Marketing reimbursement		17,873,085
Other income		34,258
Total revenues	$	21,455,825
Expenses:		
Employee compensation and benefits		15,748,469
Distribution expenses		1,932,242
Marketing and sales promotion		762,189
General and administrative		3,175,204
Total expenses	$	21,618,104
Net loss	$	(162,279)

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Statement of Stockholders' Equity

Year ended December 31, 2017

	Common stock		Additional paid-in capital	Retained earnings	Total stockholders' equity
	Class A	Class B			
Balances at December 31, 2016	2,500	1,500	1,152,153	637,743	1,793,896
Net loss	—	—	—	(162,279)	(162,279)
Balances at December 31, 2017	$ 2,500	1,500	1,152,153	475,464	1,631,617

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Statement of Cash Flows

Year ended December 31, 2017

Cash flows from operating activities:		
Net loss	$	(162,279)
Adjustments to reconcile net loss to net cash flows used in operating activities:		
Depreciation		15,323
Unrealized loss on investments in Thornburg mutual fund		5,651
Amortization of deferred sales commissions		1,779,956
Change in assets and liabilities:		
Distributors' receivable		(266,307)
Related party receivables		45,237
Other receivables		7,482
Deferred sales commissions		(2,900,647)
Prepaid expenses		(20,554)
Accounts payable and accrued expenses		672,468
Net cash flows used in operating activities		(823,670)
Cash flows from investing activities:		
Purchases of investments in Thornburg mutual fund		(39,470)
Net cash flows used in investing activities		(39,470)
Net decrease in cash and cash equivalents		(863,140)
Cash and cash equivalents, beginning of year		6,163,707
Cash and cash equivalents, end of year	$	5,300,567

See accompanying notes to financial statements.

5

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Statement of Changes in Subordinated Borrowings

Year ended December 31, 2017

Subordinated borrowings at beginning of year	$ 1,750,000
Increases:	
Issuance of subordinated notes	—
Subordinated borrowings at end of year	$ 1,750,000

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION

(An S Corporation)

Notes to Financial Statements

December 31, 2017

(1) Summary of Significant Accounting Policies

(a) Nature of Business

Thornburg Securities Corporation (the Company or Thornburg), a Delaware corporation, is the distributor for the Thornburg Investment Trust (the Trust). The Trust is a Massachusetts business trust.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934, engaged in the business of general securities brokerage and the rendering of other financial services related to its general securities business. Accounts are offered on a fully disclosed basis through contractual agreements with clearing brokers. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The primary sources of revenue for the Company (not including marketing reimbursements; see note 3) are distribution commissions and 12b-1 distribution fees. The Company's revenue from distribution commissions, 12b-1 distribution fees and marketing reimbursements are dependent upon future marketing and sales of the Thornburg family of mutual funds.

(b) Investment Securities

Shares of Thornburg New Mexico Intermediate Municipal Fund (affiliate) are stated at market value, and unrealized gains or losses are recognized in the statements of operations using the specific-identification method. Interest and dividend income is recorded as earned.

(c) Distribution Commissions

Commissions are recorded on a trade-date basis as sales of Thornburg mutual funds occur.

(d) Distribution 12b-1 Fees

Distributor's 12b-1 fees are recognized when earned and are calculated based on a percentage of average daily net assets of affiliated mutual funds.

If shares are redeemed prior to one year from the purchase date, they are subject to a contingent deferred sales charge that replaces the fees that would have been earned from the 12b-1 distribution fee. The fee income is recognized when received. The deferred sales charges were $182,140 for the year ended December 31, 2017.

(e) Property and Equipment

Property and equipment are stated at cost. Depreciation on all property and equipment is computed using straight-line method based upon useful lives of three to seven years. Cost of repairs and maintenance is charged to expense as incurred.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Notes to Financial Statements

December 31, 2017

(f) *Income Taxes*

The Company is treated as an S Corporation for income tax purposes whereby the income or loss of the Company is reflected in the individual tax returns of its stockholders. Accordingly, the financial statements do not reflect federal and state income taxes. The Company has not recorded any provisions for uncertain tax positions and no interest or penalties have been accrued.

(g) *Cash and Cash Equivalents*

The Company considers all highly liquid investments with maturities of less than three months to be cash equivalents. The Company maintains cash and cash equivalents with a financial institution that exceed Federal Deposit Insurance Corporation (FDIC) limits. The Company invests cash in large, well known financial institutions and believes that no significant concentration of credit risk exists with respect to cash and cash equivalents.

(h) *Deferred Sales Commissions*

Beginning in December 2016 upon the termination of the C share sale agreement with Thornburg Investment Management ("TIM") (See note 4), the Company began to record deferred sales commissions upon the sale of class C shares.

Sales commissions paid to broker/dealers in connection with sales of shares of certain mutual funds are recorded as deferred sales commissions and amortized over the estimated period in which they will be recovered from distributor commissions and/or contingent deferred sales charges, which is currently one year.

(i) *Use of Estimates*

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(j) *Fair Value Measurements*

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting Standards Codification Topic 820, *Fair Value Measurements* (ASC Topic 820), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability.

The Company had only Level 1 assets that included cash and cash equivalents and investment in Thornburg New Mexico Intermediate Municipal Fund at December 31, 2017.

(k) *Recent Accounting Pronouncements*

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards ("ASU") ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ("ASU 2014-09"). This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures. This ASU will supersede the revenue recognition requirements in ASC Topic 605, *Revenue Recognition,* and most industry-specific guidance. An entity may apply the amendments by using one of the following two methods: (1) retrospective application to each prior reporting period presented or (2) a modified retrospective approach, requiring the standard be applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, with early adoption permitted. Subsequent to issuing ASU 2014-09, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2014-09. The subsequently issued ASUs have the same effective date and transition requirements as ASU 2014-09.

The Company plans to adopt the revenue recognition standard as of January 1, 2018. Upon adoption, the Company plans to use a modified retrospective approach with a cumulative effect adjustment to opening retained earnings. The Company's implementation efforts have included identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. The Company does not expect a material change in the timing and measurement of revenues or the financial position and results of operations.

(2) Stock Ownership

All of the Company's outstanding Class A common stock and 20% of its outstanding Class B common stock are held by one individual (the Director).

(3) Transactions with Related parties

The Thornburg family of mutual funds were organized and formed by the Company and Thornburg Investment Management, Inc. (TIM). TIM is an affiliate, which is wholly owned by the Company's stockholders. During the normal course of operations, the Company incurs costs related to the marketing and sales of the Thornburg family of mutual funds. As determined by written agreement between the Company and TIM, TIM pays the Company for these marketing and sales efforts. During 2017, the Company evaluated the costs that were being reimbursed under this agreement and removed several cost categories that were previously reimbursed. This removal of these cost categories had the impact of decreasing marketing and sales revenue by approximately $649,160 in 2017. In addition, the Company and TIM agreed in February 2017 to terminate the additional monthly payment of $75,000 that was initiated in 2016 under a separate agreement as compensation for marketing research services provided by the Company to TIM. The amounts reimbursed to the Company under these agreements were $17,873,085 for the year ended December 31, 2017.

The Company has an agreement with TIM regarding allocation of certain shared expenses. In general, each shared expense item will be allocated between the Companies on the basis of the relative number of employees employed by each Company. The Companies agreed that the Corporate Finance department or person authorized to approve a purchase order request, as appropriate, may determine a different allocation methodology for some or all shared expense items, provided that there is a reasonable basis for any such determination. The cost of shared expenses were $4,431,563 for the year ended December 31, 2017 and are included in various accounts in the accompanying statement of operations.

On November 1, 2016 the Company entered into the subordinated loan agreement with TIM for $1,750,000. See note 10.

In March 2009, the Company relocated its corporate headquarters into a building owned by Ridgetop Road LLC (Ridgetop Road), which is a wholly owned subsidiary of TIM. The rent paid to TIM and subsequently passed on to Ridgetop Road was $283,167 for the year ended December 31, 2017 (included in the cost of shared expenses total disclosed above).

During the year ended December 31, 2017, the Company earned $39,470 in interest income from its cash equivalents and investments with Thornburg mutual funds.

(4) Sale of Fee Rights

During 2000, the Company entered into an agreement to sell the rights to receive contingent deferred sales charges, other fees, and prepaid commissions associated with certain Class C shares of the Thornburg family of mutual funds to TIM on an ongoing basis. Pursuant to the agreement, the Company sold the fee rights associated with Class C shares at its cost and retained the servicing responsibilities. On November 30, 2016 the Company terminated the purchase and sale agreement for class C share receivables with TIM. As a result, effective November 30, 2016, the Company will now receive 12b-1 distribution fees related to the sale of class C shares of the Thornburg family of mutual funds from November 30, 2016 forward.

(5) Profit Sharing and 401(k) Plan

The Company sponsors a profit sharing plan for which substantially all employees are eligible. Annual contributions are made in the amounts determined by the Company's director. During 2017 the Company incurred profit sharing contributions of $650,854 on behalf of its employees. Under the provisions of the plan, participants begin vesting in benefits after two years and are fully vested upon completion of six years of service. The amount related to the profit sharing liability included in accounts payable and accrued expenses at December 31, 2017 is $650,854.

The Company has a 401(k) safe harbor plan for which substantially all employees are eligible. Under the plan, the Company contributes 3% of each employee's annual compensation (as defined in the plan), up to certain dollar limits as specified by federal law. Employees may contribute any amount up to the maximum allowable by law. The Company's contribution is made regardless of whether the employee chooses to contribute additional amounts. Under the plan, employees are 100% vested in all company non-elective contributions as well as all personal deferrals. Company 401(k) contributions were $233,704 for 2017.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Notes to Financial Statements

December 31, 2017

(6) Deferred Compensation

The Company has a deferred compensation plan for the Regional Sales Managers and Inside Sales Managers and awarded amounts are based on actual sales of mutual funds in the respective territories and on respective rates stated in the appropriate plan document. The awarded amount is accrued monthly and recorded as an expense at the date of the award as no future services are required, subject to continued employment. The amount held in the deferred compensation account prior to 2017 are fully vested. The amount recorded related to periods prior to 2017 was $2,457,204 at December 31, 2017, which will be paid out equally over the next four years, subject to continued employment. For amounts earned in 2017, amounts accrued monthly to the plan will be paid out over a three-year period with a payout equal to 30% in the first year, and 35% in subsequent years, subject to continued employment. The amount recorded related to 2017 is $592,101 as of December 31, 2017. Additionally, shared costs allocated to the Company in 2017 for the 2017 and earlier plan years from TIM were $528,650 and $88,869 as of December 31, 2017, respectively. The total deferred compensation liability of $3,666,824 is included in accounts payable and accrued liabilities and is scheduled to be paid over the next four years as follows:

December 2018	$ 1,010,233
December 2019	1,035,726
December 2020	1,006,564
December 2021	614,301
	$ 3,666,824

(7) Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of $100,000 or 6⅔% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company had excess net capital of $792,771 and had aggregate indebtedness to net capital ratio of 4.76 to 1 at December 31, 2017.

(8) Reserve Requirements

The Company acts as an introducing broker, which settles all transactions, with and for customers, on a fully disclosed basis with the funds' transfer agent. The Company promptly transmits all customer funds and securities to the funds' custodian, which carries all of the accounts of such customers, and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4. As such, the Company is exempt from the reserve requirements under Rule 15c3-3(k)(2)(i).

(9) Contingencies

In the normal course of business, the Company is subject to claims, litigation, investigations, and proceedings. Management of the Company believes that such matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

(10) Subordinated Borrowings

In November 2016, the Company entered into a $1,750,000 subordinated loan agreement with TIM. The loan matures on December 1, 2026, carried an interest rate of 0% and was approved by FINRA. On February 22, 2017, this agreement was amended and restated to include an interest rate of 4.25% and was approved by FINRA. Total interest accrued was $59,180 in 2017. Under this agreement, the Company has irrevocably agreed that the obligations of the Company with respect to the payment of principal are fully and irrevocably subordinate in right of payment and subject to the prior payment or provision for payment in full of all claims of all other present and future creditors of the Company. Under the terms of the agreement, the amounts due under the loan would be suspended if certain net capital requirements are not met. Subsequent to one year from the effective date of the agreement and with prior written approval of FINRA, the Company may, at its option, make a payment of all or any portion of the outstanding principal balance prior to the scheduled maturity date. TIM can also accelerate the payment of the outstanding principal of the loan provided six months' notice is provided and approval by FINRA is provided. As a result of the above terms, the subordinated loan meets the requirements to be included as an addition to net capital under its net capital computation (see note 7).

(11) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through **February 26, 2018**, the date at which the financial statements were available to be issued, and determined there are no further items to disclose.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Computation of Net Capital under Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2017

Total stockholders' equity per the accompanying financial statements	$	1,631,617
Liabilities subordinated to claims of general creditors allowable in computation of net capital		1,750,000
Total capital and allowable subordinated liabilities		3,381,617
Deduct:		
Assets which are not readily convertible into cash		(2,117,922)
Haircuts on money market funds and investment securities		(102,514)
Net capital		1,161,181
Minimum net capital required		368,410
Excess net capital	$	792,771
Aggregate indebtedness – accounts payable and accrued expenses	$	5,526,140
Ratio of aggregate indebtedness to net capital		4.76

Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) %   51.75

The above computation of net capital agrees with the computation of the Company on the FOCUS Form X 17A 5, Part IIA, as of December 31, 2017, filed by the Company on January 19, 2018.

See accompanying report of independent registered public accounting firm.

(An S Corporation)

Statement Regarding Customer Reserve Requirements and PAB Accounts Reserve Requirements for Broker
Dealers Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2017

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2) (i) of that rule.

See accompanying report of independent registered public accounting firm.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2) (i) of that rule.

See accompanying report of independent registered public accounting firm.



KPMG LLP
Two Park Square, Suite 700
6565 Americas Parkway, N.E.
Albuquerque, NM 87110-8179

Report of Independent Registered Public Accounting Firm

The Board of Directors
Thornburg Securities Corporation:

We have reviewed management's statements, included in the accompanying Thornburg Securities Corporation Exemption Report, in which (1) Thornburg Securities Corporation (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k), under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Albuquerque, New Mexico
February 26, 2018

Thornburg Securities Corporation's
Exemption Report

Thornburg Securities Corporation (the "Company") is a registered broker-dealer
subject to Rule 17a-5 promulgated by the Securities and Exchange Commission
(17 C.F.R. §240.17a-5, "reports to be made by certain brokers & dealers"). This
Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and
(4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the
"exemption provision") and

(2) The Company met the exemption provision throughout the most recent fiscal
year 2017 [from January 1, 2017 to December 31, 2017] without exception.

Thornburg Securities Corporation
Thornburg Securities Corporation

By: _____
Title: Financial Operations Principal

February 26, 2018